CORDERO ENERGY INC

2400 Bow Valley Square 3
255 - 5 Avenue S.W.
Calgary AB Canada T2P 3G6
Tel: (403) 265-7006
Fax: (403) 265-7050
Toll Free: 1-888-266-6608

06015711

July 31, 2006

VIA FEDEX Express - overnight courier

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

Attention: **Filing Desk**

Re: **Cordero Energy Inc. (the "Company")**
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34983

SUPPL

Dear Sirs/Mesdames:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Company's:

1. News release (section 2.2 of NI 51-101)

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter. Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Yours truly,

Kelly L. Janzen
Office & Human Resource Manager

Enclosure

cc: Daniel M. Miller, Dorsey & Whitney LLP

dlw 8/3

File No. 82-5110

Cordero Energy Inc. Files Revised 2005 Annual Information Form

May 25, 2006. Calgary, Alberta. (TSX: COR) Cordero Energy Inc. ("Cordero" or the "Company") has filed a Revised Annual Information Form ("AIF") for the year ended December 31, 2005. The Revised AIF amends disclosure of natural gas reserves data in the Company's statement of reserve data and other oil and gas information by showing conventional natural gas reserves data and unconventional natural gas reserves (Coal Bed Methane) data separately rather than as combined data. Copies of the Revised AIF may be obtained via www.sedar.com or the company's website, www.corderoenergy.com, or by emailing info@corderoenergy.com.

Cordero is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta.

FOR FURTHER INFORMATION PLEASE CONTACT:

David Elgie
President and Chief Executive Officer

Dean Setoguchi
Vice President and Chief Financial Officer

Cordero Energy Inc.
Telephone: 403-265-7006

Website: www.corderoenergy.com